Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MAG Silver Corp. (the “Company”)
Suite 770-800 West Pender Street
Vancouver, BC
V6C 2V6 Canada

Item 2.	Date of Material Change

August 13, 2014 and August 18, 2014

Item 3.	News Release

A news release announcing this material change was issued on August 13, 2014 and August 18, 2014, respectively, and a copy of each has been filed on SEDAR.

Item 4.	Summary of Material Change

On August 13, 2014, the Company announced that the remainder of the over-allotment option from the previously closed C$79 million bought deal financing has been fully exercised by the underwriters.

On August 18, 2014, the Company announced that pursuant to the remaining exercise of the over-allotment option, it has issued 706,000 common shares at C$10.25 per share.

Item 5.	5.1 – Full Description of Material Change

On August 13, 2014, the Company announced that the remainder of the over-allotment option from the previously closed C$79 million bought deal financing (the “Offering”) (see Press Release – July 16, 2014) has been fully exercised by the underwriters, and the closing of the sale of the additional 706,000 common shares (the “Additional Shares”) at a price of C$10.25 per common share was expected to occur on or about August 18, 2014.

On August 18, 2014, the Company announced that it has issued the Additional Shares upon the remaining exercise of the over-allotment option. With this further exercise of the over-allotment option, which is now fully exercised, the additional gross proceeds of C$7,236,500 brings the total gross proceeds raised from the full offering to C$86,284,500.  The Company’s cash position is now approximately US$90 million with no debt.

The financing was conducted by a syndicate of underwriters led by BMO Capital Markets and Raymond James Ltd. and including Macquarie Capital Markets Canada Ltd., Scotia Capital Inc., H.C. Wainwright & Co. LLC, National Bank Financial Inc., TD Securities Inc. and PI Financial Corp.

The net proceeds of the Offering will be used to fund exploration and development of the Company’s Juanicipio project in Zacatecas State, Mexico and for working capital and general corporate purposes.

The common shares were offered in each of the provinces of Canada, other than Quebec, by way of a short-form prospectus, and in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

George Paspalas, President and Chief Executive Officer
Phone: (604) 630-1399
Toll free: (866) 630-1399
Fax: (604) 681-0894
Email: info@magsilver.com

Item 9.	Date of Report

August 18, 2014